Exhibit 99.1

Lentuo International Announces Letter of Intent to Acquire Audi Dealership

Company provides fiscal 2011 revenue guidance of RMB 3.5 billion to 4.0 billion (US $541 million to $618 million)

BEIJING — July 12, 2011 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), the largest non-state-owned automobile retailer in Beijing as measured by new vehicle sales revenue, today announced that it has signed a binding Letter of Intent (“LOI”) to acquire a controlling interest in an Audi dealership in Zhejiang Province, People’s Republic of China.

The dealership sold 1,800 vehicles and generated RMB 800 million (US $124 million) in revenues during 2010. The Company expects the dealership to contribute approximately RMB 200 million (US $31 million) in revenues to Lentuo for the fourth quarter ending December 31, 2011, and approximately RMB 1 billion (US $154 million) in revenues to Lentuo for 2012. Lentuo is negotiating a definitive agreement with the seller, which will contain customary closing conditions such as the completion of financial and legal due diligence. The Company expects to complete the acquisition byDecember 30, 2011.

Audi has 45% market share in China’s luxury vehicle market. China surpassed Germany earlier this year to become Audi’s largest geographic market, with 140,699 vehicles sold in China during the first six months of 2011. J.D. Power and Associates, a global market research firm, forecasts that luxury car sales in China will more than double to 1.5 million vehicles between 2010 and 2015.

“Following our recent Honda dealership acquisition in Tianjin, this agreement further demonstrates our ability to execute on our growth strategy,” stated Mr. Hetong Guo, Founder and Chairman of Lentuo. “This acquisition will expand our geographic footprint into one of China’s most affluent provinces and better position us to serve the nation’s thriving luxury car market. We continue to seek growth opportunities that provide us with entry into China’s rapidly developing second- and third-tier cities.”

Mr. Guo continued, “In 2011, we expect to generate total revenues of RMB 3.5 billion to 4.0 billion, or $541 million to $618 million USD. Not only are we confident in our near-term financial outlook, through our aggressive expansion efforts we are also building a strong foundation for continued revenue and earnings growth in the years to come.”

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenue in 2009, according to the China Automobile Dealers Association (“CADA”). Lentuo operates seven franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in Beijing, the largest new passenger vehicle market among all cities in China. Three of Lentuo’s seven dealerships are among the leading dealerships in China for their respective brands, as measured by the volume of new vehicle sales by individual dealership.

Contact:

Dave Gentry, U.S.

RedChip Companies, Inc.

Tel: +1-800-733-2447, Ext. 104

Email: info@redchip.com

Web: http://www.redchip.com

Jiangyu Luo

Lentuo International Inc.

Investor Relations Department

Email: luojiangyu@lentuo.net

Web: http://www.lentuo.net

###

SOURCE: Lentuo International Inc.